Exhibit 1

PRESS RELEASE

Gentium to Review First Half 2012 Financial Results

Conference Call and Webcast on Thursday September 13, 2012

VILLA GUARDIA (COMO), Italy, September 10, 2012 (GlobeNewswire) -- Gentium S.p.A. (Nasdaq: GENT) (the "Company") today announced that it will hold a conference call and live webcast with management to discuss the Company’s financial results for the first half of 2012 and provide a business update on Thursday September 13, 2012 at 8:00 a.m. ET / 2:00 p.m. CET.

A press release detailing the results will be published prior to the event. To participate in the call, interested parties may dial 1 866 966 9439 (North America toll-free) or +44 (0) 1452 555 566 (international/toll) and use Conference ID 27676054. Participants must register ten minutes before the call is scheduled to begin. Individuals may also access the live webcast at http://www.gentium.com/investors/event calendar. The event will be archived for replay for 30 days and can be accessed on the Company's website, http://www.gentium.com/investors/event-calendar or by dialing 1 866 247 4222 (North America toll-free) or +44 (0) 1452 55 00 00 (international/toll) and using Conference ID 27676054#.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Salvatore Calabrese

SVP Finance & Chief Financial Officer, +39 031 5373 260

scalabrese@gentium.it

CONTACT: The Trout Group

Tricia Swanson, +1 646 378 2953

TSwanson@troutgroup.com